Exhibit 6

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s 2023 Annual Report. To the extent the information in this section is inconsistent with the information contained in the 2023 Annual Report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2023 Annual Report.

Republic of Colombia

Domestic Initiatives

On October 2, 2024, the Senate elected Gregorio Eljach Pacheco as the new Attorney General for the 2025-2029 term.

On October 8, 2024, the National Electoral Council decided to open an investigation and file charges against the presidential campaign of the “Coalición Pacto Histórico” for the alleged violation of the campaign spending limit and the alleged use of prohibited funding. The investigation involves President Gustavo Petro, as the presidential candidate of the coalition, Ricardo Roa Barragán, as campaign manager, Lucy Aydee Mogollón Alfonso, as campaign treasurer, and Maria Lucy Soto Caro and Juan Carlos Lemus Gómez, as campaign auditors. The investigation also includes the “Movimiento Político Colombia Humana” and the “Partido Político Unión Patríotica” as the political organizations responsible for the audit and presentation of reports regarding income and expenses of the “Coalición Pacto Histórico” presidential campaign. While Ricardo Roa Barragán is the current President of Ecopetrol, the investigation involves him in his capacity as campaign manager for alleged actions that would have taken place before he joined Ecopetrol as its President, and not during his time as Ecopetrol’s President or Ecopetrol itself.

On October 17, 2024, the Chamber of Representatives approved the labor reform bill with 93 votes in favor and 13 votes against. The bill includes provisions for paid leave for medical appointments, educational commitments, union commissions and domestic calamities, as well as paternity leave for up to 4 weeks.

Other relevant provisions that have been approved include: (i) promoting an employment program for victims of the armed conflict; (ii) the implementation of employment contracts for students of the National Learning Service (SENA), which will replace former apprenticeship contracts; and (iii) the assurance of labor rights for delivery workers providing services through digital platforms.

This reform is still subject to the approval of the Senate, where it will undergo two more rounds of discussions.

On October 22, 2024, the Senate initiated the sixth debate to discuss a constitutional amendment bill aimed at reforming the general participation system (the “GPS Reform Bill”), which is the mechanism through which the Government transfers to municipalities, districts and departments the resources that are needed to fund basic public services, such as education, healthcare and water and sewage. In this context, the GPS Reform Bill seeks to increase the transfers of State funds to territories, especially the most vulnerable, as well as strengthen territorial autonomy for the deployment of resources and execution of projects. As part of the Senate’s sixth debate on the GPS Reform Bill, the President of the Senate scheduled the continuation of such debate as well as a vote on the GPS Reform Bill for Monday, October 28, 2024.

On October 24, 2024, the Ministry of Finance published a statement in which it emphasized the importance of the approval of the GPS Reform Bill within the current regulatory frameworks, fiscal sustainability limits and debt compliance measures as well as the need to balance governmental functions and resources without putting Colombia’s finances at risk. In the statement, the Ministry further emphasized that in order for the GPS Reform Bill to enter into law, a separate bill which transfers governmental functions and ensures fiscal sustainability to territorial departments, districts and municipalities should also be discussed and approved. In its statement, the Ministry of Finance clarified that its opinions issued so far in respect of the GPS Reform Bill have been based on the drafts approved in the previous debates, which are subject to change and which did not define clearly how the new framework provided in the GPS Reform Bill, if approved, would interact with the current framework of territorial governmental functions.

Guerrilla Activity

On October 15, 2024, the Government presented to the United Nations Security Council the “Shock plan to accelerate the implementation of the Final Peace Agreement”, which was signed in 2016 with the former FARC guerrilla group. This plan seeks to ensure a quick and effective progress in implementing the peace agreement in the territories most affected by the armed conflict. The plan focuses on concrete and high-impact initiatives in areas such as a comprehensive rural reform, development programs with a territorial focus and territorial security.

On October 16, 2024, the Government issued Decree No. 1280 of October 15, 2024, which extends the ceasefire with certain FARC dissident groups for an additional six-month period. The decree emphasizes that actions carried out by the armed forces and police against illegal economic activities will not be suspended.

Criminal Activity

As of and for the eight-month period ended August 31, 2024, 157 kidnapping incidents were reported, reflecting a 31% decrease from the 226 incidents reported during the same period in 2023. For the eight-month period ended August 31, 2024, 116 terrorism incidents were reported, reflecting a 26% decrease from the 157 terrorism incidents reported in the same period in 2023.

Corruption Investigations

On July 4, 2024, the Prosecutor General’s Office accused Natalia Isaza Velásquez of money laundering for allegedly having received Ps.59 million related to a fraudulent invoice for unperformed topological and geological activities related to the design of the second bridge between Plato (Magdalena) – Zambrano (Bolívar) under the Ruta del Sol III concession contract.

On September 5, 2024, the Prosecutor General’s Office initiated investigations to identify those responsible for the potentially illegal acquisition and use of “Pegasus” spyware by the Police Intelligence Bureau of the National Police. This purchase, allegedly made in mid-2021 from the Israeli firm NSO Group, is under scrutiny for its potential role in alleged illegal interceptions and monitoring of judges and employees of Colombia’s highest courts.

On September 10, 2024, the Attorney General’s Office launched a preliminary investigation into alleged irregularities surrounding the acquisition and operation of the intelligence software “Pegasus.” The Attorney General’s Office will collect evidence about the contracting process, the funds used for the purchase of the software and information about the operation of the software.

On October 16, 2024, the Attorney General’s Office filed charges against Sneyder Pinilla Álvarez, the former deputy director of Disaster Management of the Unidad Nacional para la Gestión del Riesgo de Desastres (UNGRD) from 2023 to 2024, for undue participation in politics. According to the investigators, the former deputy director used his position and image to support the electoral campaign of Darío Buchenicow Caballero, who was a candidate for mayor of the municipality of Sabana de Torres (Santander) for the 2024-2027 term.

Foreign Affairs

On October 9, 2024, Colombia was elected as a member of the United Nations Human Rights Council, securing one of the 47 seats of the multilateral body.

Economy

Unconventional Reservoir Projects

On October 3, 2024, the Government, through the Ministry of Mines and Energy and Ecopetrol Group, confirmed the discovery of gas in the Sirius project, formerly known as Uchuva-2, with a potential of nearly 6 cubic terafeet, which represents approximately 2.5 times the country’s current gas reserves, estimated at 2.3 cubic terafeet as of the end of 2023. The gas well is located in the Tayrona Block, approximately 31 km from the coast, and is operated by Petrobras, which holds a 44.44% stake, while Ecopetrol holds a 55.56% stake.

Employment and Labor

The following table presents national monthly average unemployment rates from January 2019 to August 2024, according to the methodology adopted by the National Department of Statistics of Colombia (DANE):

National Monthly Average Unemployment Rates(1)

	2019	2020	2021	2022	2023	2024
January	13.1%	13.5%	17.6%	14.6%	13.7%	12.7%
February	12.1%	12.8%	15.6%	12.9%	11.4%	11.7%
March	11.2%	13.2%	14.7%	12.1%	10.0%	11.3%
April	10.7%	20.5%	15.5%	11.2%	10.7%	10.6%
May	11.0%	22.0%	15.2%	10.6%	10.5%	10.3%
June	9.7%	20.4%	14.6%	11.3%	9.3%	10.3%
July	11.3%	20.9%	13.1%	11.0%	9.6%	9.9%
August	11.2%	17.4%	12.9%	10.6%	9.3%	9.7%
September	10.8%	16.3%	12.0%	10.7%	9.3%
October	10.1%	15.3%	12.0%	9.7%	9.2%
November	9.6%	13.9%	11.5%	9.5%	9.0%
December	9.9%	13.9%	11.1%	10.3%	10.0%

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

Source: DANE.

The following table presents the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

	First Quarter	Second Quarter	Third Quarter
Agriculture, fishing, hunting and forestry	14.5%	14.3%	14.4%
Mining and quarrying	1.1%	1.3%	1.1%
Manufacturing	10.8%	10.8%	10.7%
Electricity, gas and water supply	1.3%	1.2%	1.4%
Construction	6.6%	6.8%	6.6%
Retail, hotels and restaurants	24.8%	24.9%	24.7%
Transport, storage and communications	9.2%	9.2%	9.3%
Financial intermediation	1.9%	1.9%	1.8%
Real estate, renting and business activities	9.2%	8.9%	9.2%
Community, social and personal services	20.4%	20.5%	20.8%
Total	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

Foreign Trade and Balance of Payments

Balance of Payments

In recent years, Colombia has registered deficits in the primary income of its current account since inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. Preliminary data indicates that Colombia registered a deficit in the primary income of its current account of U.S.$6,947.5 million in the first semester of 2024. On the other hand, the secondary income category registered inflows of U.S.$7,199.7 million in the same period. As to the services category, Colombia registered a deficit of U.S.$126.6 million in the first semester of 2024, a decrease compared to the same period in 2023.

Preliminary data shows that Colombia registered a current account deficit of U.S.$3,916.6 million in the first semester of 2024, a 25% decrease compared to the same period in 2023. According to preliminary figures, total foreign investment registered a deficit of U.S.$2,142.1 million in the first semester of 2024, an increase from the U.S.$417 million deficit registered in the same period in 2023.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports for the periods indicated:

Merchandise Exports to Major Trading Partners

	2019(1)	2020(1)	2021(1)	2022(1)	2023(1)	As of August 31, 2024(1)
	(percentage of total exports)
United States	29.2	28.7	26.5	26.1	26.7	29.1
Venezuela	0.5	0.6	0.8	1.1	1.4	1.9
Mexico	3.6	3.7	2.9	3.1	3.8	4.2
China	11.6	8.9	8.8	3.8	5.0	5.5
Netherlands	3.1	2.3	2.4	4.7	4.1	2.5
Ecuador	4.9	4.7	4.2	3.3	4.0	3.7
Panama	6.0	4.6	5.8	10.3	9.4	9.1
Spain	1.3	1.6	1.7	2.6	2.3	1.5
Dominican Republic	0.9	0.8	1.1	1.6	1.2	1.4
Chile	2.5	2.5	2.6	2.8	2.1	2.1
Peru	2.9	2.8	2.6	1.9	2.3	2.2
Brazil	3.7	4.1	5.0	4.1	3.8	3.8
India	0.9	2.6	5.4	4.0	4.8	5.6
United Kingdom	1.2	1.2	1.1	1.1	0.9	1.1
Switzerland	0.4	0.4	0.4	0.2	0.2	0.3
Turkey	3.0	2.9	3.1	4.0	1.7	1.4
Canada	1.1	1.3	1.7	2.0	1.4	1.3
Others	23.3	26.2	24.0	23.3	25.0	23.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary.

Source: DANE and National Directorate of Customs and Taxes.

Merchandise Imports by Major Trading Partners(1)

	2019(2)	2020(2)	2021(2)	2022(2)	2023(2)	As of July 31, 2024(2)
	(percentage of total imports)
United States	25.1	24.1	23.6	25.1	25.6	25.8
Mexico	7.5	6.9	6.5	5.6	5.0	5.3
China	20.8	23.8	23.1	23.2	21.6	23.4
France	2.8	2.3	2.5	3.4	3.4	2.3
India	2.2	2.2	2.2	2.1	2.2	2.4
South Korea	1.3	1.5	1.5	1.3	1.4	1.5
Germany	4.2	3.8	3.5	3.1	3.8	3.5
Brazil	6.0	5.7	5.7	7.0	6.3	5.4
Argentina	1.8	1.6	2.1	2.1	2.2	1.6
Japan	2.3	2.0	2.1	1.8	2.1	2.3
Spain	1.9	1.8	2.1	1.8	2.0	1.7
Italy	1.6	1.6	1.5	1.6	1.8	1.8
Canada	1.6	1.7	1.6	1.6	1.6	1.6
Others	20.8	21.1	22.0	20.3	21.0	21.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Correspond to country of purchase.
(2)	Preliminary.

Source: DANE and National Directorate of Customs and Taxes.

During the seven-month period ended July 31, 2024, Colombia’s three major import partners (FOB) were the United States, China and Brazil, representing 25.8%, 23.4% and 5.4% of Colombia’s total imports during such period, respectively.

During the eight-month period ended August 31, 2024, Colombia’s three major export partners (FOB) were the United States, Panama and India, representing 29.1%, 9.1% and 5.6% of Colombia’s total exports during such period, respectively.

Monetary System

Interest Rates and Inflation

On September 30, 2024, the Banco de la República lowered the discount rate by 50 bps to 10.25%.

In Colombia, the target inflation rate (measured by the Consumer Price Index (“CPI”)) is established by the Board of Directors of the Banco de la República and is currently at 3% per year.

The 12-month change in the CPI as of September 30, 2024 was 5.8%.

As of September 30, 2024, the year-over-year Producer Price Index (“PPI”) increased by 0.7%, mainly due to an increase in prices of agriculture, livestock and fishing (7.8%) and industry (2.9%).

As of September 30, 2024, the Fixed Term Deposit rate (“DTF”) was 9.7%.

The following table shows changes in the CPI and the PPI and average 90-day deposit rates for the periods indicated:

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short- Term Reference Rate (DTF)(2)
2024
August	6.1	1.3	9.9
September	5.8	0.7	9.7

(1)	Percentage change over the previous 12 months at the end of each month indicated.
(2)	Average for each indicated month in 2024, year-on-year of the DTF, as calculated by the Financial Superintendency.

Source: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

The following table shows the average and end-of-period peso/dollar exchange rates and the Real Exchange Rate Index for the dates and periods indicated:

Exchange Rates

Year	Average(1)	End-of- period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 2010=100)
2024
August	4,062.98	4,160.31	124.69
September	4,191.86	4,164.21	127.33

(1)	Representative market rate as calculated by the Financial Superintendency.
(2)

Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The Real Exchange Rate Index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year. From May 2015, the Real Exchange Rate Index base is 2010. Producer price index figures used in calculating Colombian Peso Real Exchange Rate Index for 2015 use the new methodology described above.

(3)	The Real Exchange Rate Index figures for 2024 are preliminary.

Source: Superintendencia Financiera and Banco de la República.

International Reserves

As of September 30, 2024, gross international reserves increased by U.S.$6,017.8 million, reaching a total of U.S.$63,613.2 million, compared to September 30, 2023.

As of October 16, 2024, the General Directorate of Public Credit and National Treasury had no active positions in swaps or forward contracts over foreign exchange.

Public Sector Finance

General

On September 6, 2024, the Government made another adjustment to the diesel prices, setting the average price at Ps.9,856 per gallon.

On September 10, 2024, the Ministry of Finance submitted the Financing Law Bill to Congress, which aims to create favorable conditions for economic recovery and secure the necessary resources for the country’s social transformation, with a projected tax revenue of Ps.12 trillion. Notwithstanding the projected tax revenue, the Financing Law Bill includes a gradual reduction of the corporate income tax rate from 35% to 27.3% and a reduction of the 19% VAT to an exempt rate for hotel and tourism services in municipalities with a population of less than 200,000 inhabitants.

Public Sector Accounts

For 2024, the Central Government’s projected deficit is 5.6% of GDP (compared to a deficit of 4.3% of GDP for 2023), while projected revenues amount to Ps.288,737 billion and projected expenditures amount to Ps.383,664 billion.

2025 Budget

On July 30, 2024, the Ministry of Finance submitted the 2025 National General Budget (“2025 PGN”) to Congress. However, for the first time in the country’s history, the Government plans to sign the 2025 PGN into law by decree, as provided by the constitutional provisions that govern the budget approval process, because the economic committees in Congress failed to reach the necessary quorum to vote on the 2025 PGN. The President must sign the 2025 PGN into law before December 30th, 2024.

The 2025 PGN provides a budgeted amount of Ps.523 trillion, 3.9% higher than the budget of 2024. Of the budgeted amount, expenditures in the aggregate amount of Ps.12 trillion are contingent, meaning they depend on the approval of the Financing Law Bill submitted to Congress on September 10, 2024 and the corresponding increase in the projected tax revenue.

Public Sector Debt

As of September 30, 2024, the Central Government gross debt totaled Ps.969,854 billion, equivalent to 57.6% of GDP, of which internal debt totaled Ps.636,901 billion (37.8% of GDP) and external debt totaled Ps.332,953 billion (19.8% of GDP). In the second semester of 2024, net debt of the Central Government totaled Ps.932,957 billion, equivalent to 55.4% of GDP, of which internal debt totaled Ps.610,696 billion (36.3% of GDP) and external debt totaled Ps.322,262 billion (19.1% of GDP).

Public Sector Internal Debt

As of September 30, 2024, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps.642,759 billion, compared to Ps.556,713 billion as of September 30, 2023.

The following table shows the direct internal funded debt of the Central Government as of September 30, 2024, by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

	As of September 30, 2024	As of September 30, 2023
	(In millions of Ps.)
Treasury Bonds	552,893,155	482,164,951
Treasury Bonds (short term)	15,547,499	9,659,499
Pension Bonds	4,542,234	5,585,546
Peace Bonds	756	761
Constant Value Bonds	1,316,322	1,397,149
Others(1)	1,871,500	1,888,323
Security Bonds	0	0
Treasury Notes	56,846,272	46,274,902
Solidarity Notes	9,741,703	9,741,703

Total	642,759,411	556,712,835

Total may differ due to rounding.

(1)	Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

Public Sector External Debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of August 31, 2023	As of August 31, 2024
	(In millions of U.S. dollars)
Central Government	76,565	79,906
Public Entities(2)
Guaranteed	1,453	1,442
Non-Guaranteed	26,324	27,719

Total External Funded Debt	104,342	109,066

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of August 31, 2023, and August 31, 2024, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of August 31, 2023	As of August 31, 2024
	(In millions of U.S. dollars)
Multilaterals	34,979	35,644
IDB	11,383	12,014
World Bank	15,045	16,469
Others	8,551	7,161
Commercial Banks	6,723	7,423
Export Credit Institutions	2,399	2,494
Bonds	55,061	58,186
Foreign Governments	5,181	5,319
Suppliers	0	0

Total	104,342	109,066

Total may differ due to rounding.

(1)

Provisional; subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of August 31, 2023 and August 31, 2024, respectively.

Source: Debt Database—Ministry of Finance.